What Really Matters: The Dismal Performance of Progenics Pharmaceuticals, Inc. Under Peter Crowley and Michael Kishbauch

June 25, 2019

Disclosure & Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY VELAN CAPITAL, L.P. (TOGETHER WITH THE OTHER PARTICIPANTS IN ITS SOLICITATION, "VELAN") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF VELAN, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PROGENICS PHARMACEUTICALS, INC. ("PROGENICS" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Executive Summary

- **Velan Capital, L.P. ("Velan Capital"), including the other participants in its call for change ("Velan", "Velan Group", or "we"), collectively own 9.3% of the outstanding shares of Progenics Pharmaceuticals, Inc. ("PGNX", "Progenics", or the "Company")**

  — Second-largest stockholder, truly aligned to maximize long-term value

- **In Progenics' recent presentations issued on June 20th and June 24th, 2019, the Company employed a series of deceptive and manipulative tactics designed to distort the truth, mislead stockholders and preserve the troubling status quo**

- <u>**This campaign is not about Velan**</u> **– it is about the poor performance of the <u>Board</u> of Directors ("Board") and the need to <u>hold them accountable</u> for their failures, particularly Peter Crowley as Chairman of the Board and Michael Kishbauch as Chairman of the Nominating and Corporate Governance Committee, and together as sole members of the Compensation Committee**

- **Velan urges all stockholders to see through the Company's desperate attempt to distract stockholders from the real issues facing the Company – egregious governance actions, value-destructive stockholder dilution, and persistent lackluster performance**

> **The first step to achieve needed change is to implement overdue accountability, starting with the removal of Directors Peter Crowley and Michael Kishbauch, who have presided over an <u>extended</u> period of underperformance and who together own <u>ZERO</u> shares of common stock [1]**

(1) Share ownership excludes shares underlying exercisable options.

Hold the PGNX Board Accountable

DISMAL SHARE PRICE PERFORMANCE SPEAKS FOR ITSELF

BOARD IS PLAYING A DESPERATE "GAME OF COMPS", FABRICATING NEW AND INAPPROPRIATE "COMPARABLE" PEER SETS TO SKEW POOR SCORECARD

DISINGENUOUS ESG LIP SERVICE, BOARD HAS NOT LOOKED IN THE MIRROR (INSINUATIONS ABOUT INVALIDATED NOMINEES ARE BESIDES THE POINT)

MISALIGNMENT – LACK OF ACTUAL STOCK OWNERSHIP COMBINED WITH PERSISTENT DILUTION WITHOUT REPRESENTATION

FINANCIAL AND OPERATIONAL SHORTCOMINGS, BEWARE OF MORE TRICKS

UNFAVORABLE PATTERN OF UNSATISFACTORY TRACK RECORDS

Stockholders need to send a message that director accountability and alignment with stockholders is desperately needed at Progenics

Inconvenient Truths For the Board

- **Operational Performance**
  - How AZEDRA went TEN MONTHS before dosing a patient – in our knowledge, the longest period of patient neglect for ANY pharmaceutical product
    - Why the Board, who deemed AZEDRA "commercialization ready" in 2017 and gave management 133% of its commercial corporate goal, did not complete "manufacturing readiness" until 6+ months after FDA approval
    - Progenics' claim that the "commercialization of radiopharmaceuticals is not a cookie-cutter process" contradicted by CEO Mark Baker's prior statement that "it's like baking bread" and its claim that the nuclear, reimbursement and patient identification processes would take "a matter of weeks" after July 2018 approval of AZEDRA
    - Two direct comparables – XOFIGO and LUTATHERA – launched in the same quarters as their FDA approvals
    - Progenics states that AZEDRA is "clearly not comparable" with these drugs despite CEO Baker's prior comparison: "Advanced Accelerator had the drug LUTATHERA which treats difficult-to-treat neuroendocrine disease. We have the drug AZEDRA, which treats difficult-to-treat neuroendocrine disease… And we're seeing these drugs do great things for patients and generate excellent sales. So we think there is a great read-through…"
  - Largely ignoring and achieving minimal progress on MIP-1095 for nearly SIX YEARS
    - Meanwhile, Endocyte, Inc., a direct competitor, generated positive clinical data and a ~17x return for stockholders in one year
    - The data the Board states "did not justify significant investment" is the data still referenced in its corporate presentation and represents patients treated between 2011 and 2013
  - Missed its own (unambitious) 2018 operating expense target, even after excluding a large impairment charge, and falsely claimed to have "managed operations within the Company's budget"

Source: Company filings and transcripts.

Inconvenient Truths For the Board (Cont'd)

- **Lack of True Alignment with Stockholders**
  - Together, <u>Messrs. Crowley and Kishbauch actually own ZERO shares of Progenics common stock</u>[1]
    - In 2018, Messrs. Crowley and Kishbauch earned $452,750 and $237,159, respectively
    - Meanwhile, PGNX's stock price declined 29% during 2018
  - Regardless of total stockholder returns, the Board, under the oversight of Compensation Committee members Crowley (Chair) and Kishbauch, is still heavily compensated; heads they win, tails we lose…

- **Lack of Accountability**
  - With <u>the Company's stock down materially during the tenures of Messrs. Crowley and Kishbauch,</u> PGNX Directors continue to stay in place and pay themselves (and management) despite poor performance
  - The Board's attempt to distract stockholders by focusing on Velan rather than its own shortcomings reflects true need for accountability in the boardroom

- **Egregious Governance Actions**
  - Rather than work constructively with one of the Company's largest stockholders, the Board, under the direction of Messrs. Crowley and Kishbauch, as Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee, respectively, invalidated Velan's nomination of director candidates on a technicality given Velan's ownership of shares in "street" rather than "record" name, even though the Board knew Velan was a large stockholder through prior communications and correspondences
  - Why not let Progenics stockholders, the true owners of the Company, decide which candidates they believe are best suited to provide effective oversight of the Company?
  - The Board's outright refusal to accept any constructive resolution that includes holding current directors accountable reflects desire to preserve seats and maintain the troubling status quo

Source: Company filings.
(1) Share ownership excludes shares underlying exercisable options.

Board's Sleight of Hand and Misdirection

- **Stock price performance relative to "peers"**
  - Progenics cherry-picked its "relevant peers" across various time periods to make its performance look better
    - Identified **EIGHT** different peer sets in its June 20th presentation, and ignored the comparable indices contained in its own 10-K filing (which likewise changed compared to historical comps)
  - Peer sets include several companies with failed clinical programs which are now essentially cash shells
    - The Board compared Progenics to busted companies, in a desperate attempt to justify its performance
    - Are stockholders supposed to be grateful the Board has not (thus far) taken PGNX to $0 as well?

- **CEO compensation**
  - With an appropriate peer group, we believe stockholders would clearly see that CEO Baker's $20 million in compensation since 2005 and 100% and 91% performance scores in 2017 and 2018, respectively, are obviously excessive and not appropriate given the Company's dismal performance
  - As sole members of the Compensation Committee, Messrs. Crowley and Kishbauch must be held responsible

- **Operating expenses**
  - Progenics' overall operating expenses are below certain biopharma peers because it only needs to target 20-30 key centers for AZEDRA – an indication patient population drives this spend, not the Board
  - The Company states that it lowered facility costs by ~50% in 2016, but conveniently omits that those same costs just so happened to increase by ~50% or more in 2017 and remain at that higher level in 2018

- **Cash balance**
  - Comparison of cash balance as a % of market capitalization includes peers with failed clinical programs
    - Does the Board not know that failed biopharma stories trade near their cash values?
  - Yet again, the Board needed to compare against busted companies to justify its decisions and performance

Source: Company filings, FactSet and press releases.

Stock Price Performance

- **The following is *directly excerpted* from the Company's June 20th presentation (emphasis added):**



PGNX
Industry Peers(1)
TSR relating to the three Directors Velan is attacking
0%
(20%)
(40%)
(60%)
(80%)
(16%)
(70%)
(26%)
(57%)
(55%)
(60%)
September 2013
TSR since Michael Kishbauch joined the Board
April 2011
TSR since Mark Baker became CEO
January 2009
TSR since Peter Crowley joined the Board
Source: FactSet as of June 18, 2019.
Note: TSR is defined as share price appreciation since start date plus dividends paid assuming dividends are immediately reinvested.
(1) Industry peer group defined as the median TSR of all domestically listed oncology biopharma companies as of each respective start date that had a market capitalization within a $100m range of Progenics' market capitalization at that date. Detailed methodology of peer selection can be found in the Appendix.
9
Progenics Pharmaceuticals
Find Fight and Follow

- **Note the *negative* TSR (total stockholder return) across the tenures of Messrs. Baker, Crowley, and Kishbauch**
- **The "Industry Peers" comparison (change) is another form of deception – when the grades are bad, the PGNX Board changes the grading framework (again) …**

Messrs. Crowley and Kishbauch must be held accountable for their poor performance and for failing to hold CEO Baker accountable for his shortcomings

Source: Company filings.

Stock Price Performance (Cont'd)

- **The following is *directly excerpted* from the Company's own 2018 10-K filing (emphasis added):**

Comparative Stock Performance Graph

The graph below compares, for the past five years, the cumulative stockholder returns on our common stock with the cumulative stockholder returns of (i) the Nasdaq U.S. Benchmark (TR) Index and (ii) the Nasdaq Biotechnology Index, assuming an investment in each of $100 on December 31, 2013.

We changed our comparison peer group from the ICB: 4577 Pharmaceuticals (Subsector) Index to the Nasdaq Biotechnology Index. The reason for this change is that we believe the Nasdaq Biotechnology Index is more reflective of the biotechnology markets that we serve and therefore provides a meaningful comparison of our stock performance to investors. The stock performance graph below includes a comparison of our cumulative total return to both of the selected indices that will be used going forward ((i) Nasdaq U.S. Benchmark (TR) Index and (ii) Nasdaq Biotechnology Index), and the discontinued index (ICB: 4577 Pharmaceuticals (Subsector) Index).



175
150
125
100
75
DOLLARS
12.31.13
12.31.14
12.31.15
12.30.16
12.29.17
12.31.18
Progenics
Nasdaq U.S. Benchmark TR Index
Nasdaq Biotechnology Index
ICB:4577 Pharmaceuticals (Subsector)
"OLD" PEER GROUP
"NEW" PEER GROUP
PGNX

Source: Company filings.

"Game of Comps" to Mask the Real Issues

- **In its June 20th presentation, the Company neglects to use the comparable benchmarks from its own 10-K filings for stock price performance. Instead, the Company manufactured EIGHT different and flawed sets of peers to distract from the Board's DESTRUCTION of significant value**

2019 biopharma oncology & proxy peers

2019 Biopharma Oncology Peers	
Start	June 18, 2019
End	June 18, 2019
ADAP	Adaptimmune Therapeutics Sponsored ADR
AGEN	Agenus Inc.
CASI	CASI Pharmaceuticals Inc
FTSV	Forty Seven Inc
GRTS	Gritstone Oncology, Inc.
HARP	Harpoon Therapeutics, Inc.
IMGN	ImmunoGen, Inc.
KPTI	Karyopharm Therapeutics, Inc.
MRUS	Merus N.V.
NCNA	NuCana plc Sponsored ADR
NXTC	NextCure, Inc.
RCUS	Arcus Biosciences, Inc.
REPL	Replimune Group, Inc.
RIGL	Rigel Pharmaceuticals, Inc.
TCRR	TCR2 Therapeutics, Inc.
THOR	Synthorx, Inc.

2019 Proxy Peers	
2019 Proxy Statement	
AGEN	Agenus Inc.
ARRY	Array BioPharma Inc.
BCRX	BioCryst Pharmaceuticals, Inc.
BDSI	BioDelivery Sciences International
CTIC	CTI BioPharma Corp.
CRIS	Curis, Inc.
IMMU	Immunomedics, Inc.
MGNX	MacroGenics, Inc.
RIGL	Rigel Pharmaceuticals, Inc.
VNDA	Vanda Pharmaceuticals Inc.
XNCR	Xencor, Inc.
XOMA	XOMA Corporation

Historical biopharma oncology peers

1 Year TSR Biopharma Oncology Peers	
Start	June 18, 2018
End	June 18, 2019
ADRO	Aduro BioTech, Inc.
BYSI	BeyondSpring Inc.
FATE	Fate Therapeutics, Inc.
FPRX	Five Prime Therapeutics, Inc.
KURA	Kura Oncology, Inc.
ODT	Odonate Therapeutics, Inc.
RCUS	Arcus Biosciences, Inc.
STML	Stemline Therapeutics, Inc.
VSTM	Verastem, Inc.

3 Year TSR Biopharma Oncology Peers	
Start	June 17, 2016
End	June 18, 2019
ADXS	Advaxis, Inc.
AGEN	Agenus Inc.
BLCM	Bellicum Pharmaceuticals Inc
CGEN	Compugen Ltd.
CRVS	Corvus Pharmaceuticals, Inc.
CTMX	CytomX Therapeutics, Inc.
IMGN	ImmunoGen, Inc.
IMMU	Immunomedics, Inc.
KPTI	Karyopharm Therapeutics, Inc.
OMED	OncoMed Pharmaceuticals, Inc.
PDSB	PDS Biotechnology Corp.

5 Year TSR Biopharma Oncology Peers	
Start	June 18, 2014
End	June 18, 2019
AGEN	Agenus Inc.
ATNM	Actinium Pharmaceuticals, Inc.
CASC	Cascadian Therapeutics, Inc.
FPRX	Five Prime Therapeutics, Inc.
GNCA	Genocea Biosciences, Inc.
IMMU	Immunomedics, Inc.
MTEM	Molecular Templates, Inc.
RIGL	Rigel Pharmaceuticals, Inc.
SNSS	Sunesis Pharmaceuticals, Inc.
STML	Stemline Therapeutics, Inc.
VSTM	Verastem, Inc.
XNCR	Xencor, Inc.

Historical biopharma oncology peers

TSR Since Michael Kishbauch Joined Board - Biopharma Oncology Peers	
Start	September 1, 2013
End	June 18, 2019
AMBI	Ambit Biosciences Corp.
CGEN	Compugen Ltd.
CRIS	Curis, Inc.
INO	Inovio Pharmaceuticals, Inc.
MACK	Merrimack Pharmaceuticals, Inc.
MTEM	Molecular Templates, Inc.
RIGL	Rigel Pharmaceuticals, Inc.
SNSS	Sunesis Pharmaceuticals, Inc.
STML	Stemline Therapeutics, Inc.
VSTM	Verastem, Inc.
ZIOP	ZIOPHARM Oncology, Inc.

TSR Since Mark Baker Became the - Biopharma Oncology Peers	
Start	April 1, 2011
End	June 18, 2019
ARRY	Array BioPharma Inc.
CASC	Cascadian Therapeutics Inc.
CGEN	Compugen Ltd.
CRIS	Curis, Inc.
CVM	CEL-SCI Corporation
IMMU	Immunomedics, Inc.
INFI	Infinity Pharmaceuticals, Inc.
INO	Inovio Pharmaceuticals, Inc.
REXN	Rexahn Pharmaceuticals, Inc.

TSR Since Peter Crowley Joined the - Biopharma Oncology Peers	
Start	January 1, 2009
End	June 18, 2019
IMGN	ImmunoGen, Inc.
RIGL	Rigel Pharmaceuticals, Inc.

Source: Company filings.

Exposing the Stock Price Gerrymandering

- **See below for an analysis of the Company's chosen 1-year, 3-year and 5-year "peers"**
  - The minimal overlap between peer sets is troubling
  - The Company switches the comparables it uses for its stock price performance charts, which can be misleading

- **Methodology for selecting comps is HIGHLY FLAWED – let's think through the math:**
  - Selecting only companies that HAD similar market caps YEARS AGO conveniently excludes all of the companies that were previously much smaller and achieved SUBSTANTIALLY POSITIVE share price performance

- **Furthermore, the Board needed to compare itself to busted companies to justify its performance**
  - Are stockholders supposed to be grateful the Board hasn't taken PGNX to $0 as well?

- **The company that stands out as an outperformer – Immunomedics, Inc. – had value created as a result of a contested proxy campaign**

1-year	Jun-18	Jun-19	Delta
ADRO	$7.70	$1.79	(76.8%)
BYSI	$26.62	$21.15	(20.5%)
FATE	$12.09	$17.83	47.5%
FPRX	$17.64	$5.90	(66.6%)
KURA	$18.60	$18.62	0.1%
ODT	$26.50	$25.00	(5.7%)
RCUS	$16.06	$8.28	(48.4%)
STML	$17.70	$14.17	(19.9%)
VSTM	$5.58	$1.40	(74.9%)

3-year	Jun-16	Jun-17	Jun-18	Jun-19	Delta
ADXS	$120.00	$101.55	$25.35	$2.50	(97.9%)
AGEN	$3.91	$3.49	$2.80	$2.66	(32.0%)
BLCM	$12.17	$10.34	$9.80	$1.93	(84.1%)
CGEN	$6.51	$3.75	$4.00	$3.39	(47.9%)
CRVS	$11.86	$10.74	$12.97	$3.38	(71.5%)
CTMX	$10.08	$13.70	$25.10	$10.40	3.2%
IMGN	$3.49	$4.71	$10.49	$1.98	(43.3%)
IMMU	$3.05	$7.71	$24.00	$12.36	305.2%
KPTI	$8.07	$9.22	$18.04	$5.71	(29.2%)
OMED	$12.19	$3.70	$2.67	N/A	N/A
PDSB	$171.20	$198.40	$18.99	$6.11	(96.4%)

5-year	Jun-14	Jun-15	Jun-16	Jun-17	Jun-18	Jun-19	Delta
AGEN	$3.51	$9.48	$3.91	$3.49	$2.80	$2.66	(24.2%)
ATNM	$11.55	$2.73	$1.87	$1.08	$0.48	$0.24	(97.9%)
CASC	$19.14	$23.28	$6.24	$3.21	N/A	N/A	N/A
FPRX	$13.70	$22.15	$42.33	$30.08	$17.64	$5.90	(56.9%)
GNCA	$150.48	$103.68	$31.28	$42.08	$7.61	$5.27	(96.5%)
IMMU	$3.84	$4.23	$3.05	$7.71	$24.00	$12.36	221.9%
MTEM	$45.98	$44.88	$4.87	$4.70	$5.22	$7.13	(84.5%)
RIGL	$3.97	$3.52	$2.38	$2.61	$3.29	$2.06	(48.1%)
SNSS	$36.30	$15.72	$3.36	$2.96	$2.21	$0.90	(97.5%)
STML	$15.34	$12.37	$7.18	$7.65	$17.70	$14.17	(7.6%)
VSTM	$9.47	$7.99	$1.37	$2.09	$5.58	$1.40	(85.2%)
XNCR	$11.39	$19.38	$14.00	$20.77	$40.93	$31.31	174.9%

1-year	3-year	5-year
ADRO	ADXS	AGEN
BYSI	AGEN	ATNM
FATE	BLCM	CASC
FPRX	CGEN	FPRX
KURA	CRVS	GNCA
ODT	CTMX	IMMU
RCUS	IMGN	MTEM
STML	IMMU	RIGL
VSTM	KPTI	SNSS
	OMED	STML
	PDSB	VSTM
		XNCR

Note: Shaded values overlap

The devil is in the details -- don't be fooled by these desperate and destructive distractions, diversions, and deceptions

Source: Company filings and FactSet.

Disingenuous "ESG" Lip Service

- **How can the Board turn a blind eye to Mr. Baker's seemingly racially-insensitive outburst?**

  — Mr. Baker upon questioning by Julio Perez (a former Progenics employee who alleged that the Company was making materially misleading claims in a whistleblower lawsuit) during a courtroom trial, responded in anger with "We are English-speaking people. We know how to read"

  

  — The judge wrote that Baker was "condescending, contemptuous, patronizing, and hostile"

  — Mr. Perez did not speak English as his first language, represented himself pro se against Mr. Baker (a lawyer by training), and won a ~$5 million verdict against the company (due to apparently unlawful and unethical behavior)

- **The SEC issued an order against and fined Mr. Crowley, yet despite the alleged unlawful and unethical behavior, the Board allowed Mr. Crowley to remain not only as a Director, but also as the Chairman of the Board**

- **Mr. Kishbauch has ALSO been involved in a securities fraud settlement, and has NEVER overseen a share price that has <u>increased</u> through the entirety of his director tenure for ANY public company in the last ten years**

- **The Company's June 20th presentation, slide 34, states "Board is held accountable to shareholders, who can call for change at any time" and that it "welcomes shareholder input" – then, why has the Board repeatedly resisted Velan's calls for accountability and change? Why didn't the Board "welcome" Velan's nomination?**

> ## How are these even remotely "high ESG standards"?
> ## The Board pretends to be concerned with supposed ESG considerations and shortcomings, yet refuses to look in the mirror

Source: SEC filings, https://www.courtlistener.com/docket/6146026/orapharma-inc-ipo-v-orapharma-inc/ and http://www.americanlawyer-digital.com/americanlawyer-ipauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Velan's Response to Distorted Allegations

- **While the focus should be on the Board's oversight of a persistently underperforming company** and NOT on Velan which is not running a competing slate of candidates, we would like to address various false and misleading accusations in order to set the record straight

- **Certain of Velan Capital's principals have previously acquired products and increased their prices in order to reflect the value delivered and the patient populations treated. This is strikingly similar to AZEDRA which is priced at ~$150,000 per dose (well above the price of the inferior alternative -- unapproved, compounded MIBG)**
  - AZEDRA is priced to reflect the clinical work and the orphan patient population it treats
  - What is the key difference in pricing strategy? AZEDRA was priced at this level at launch

- **All such pricing actions focused on protecting the sustainability of medication delivery and growing volume**
  - The case of ACTIMMUNE (two ultra rare disease indications) involved engagement with hospitals / physicians and increased patient access by over 60%
  - ACTIMMUNE, like AZEDRA, was a life-saving product that was relatively unknown, but through a clinical message that resonated and fostered patient use, provided much needed clinical benefits
  - What is the key difference relative to AZEDRA? ACTIMMUNE was supported by increasing patient access and physician engagement, meanwhile AZEDRA is one of the worst commercial launches in history

- <u>**Velan believes that in today's different environment, price increases are untenable, so we already agree on that point, which we proactively discussed with the Board's Nominating and Corporate Governance Committee**</u>

Velan Capital and its principals *unequivocally* dispute participating in <u>ANY</u> unlawful business practices. The Board's <u>specious</u> statements are intended to distract from the failures of Messrs. Crowley and Kishbauch

---

Board Holds Itself to a Different Standard

- **The Board has decided to hold Velan to a higher standard than its own directors because, in our view, the Board does not want to be held accountable for its missteps, lack of vision and destruction of stockholder value**

- **Vote the GREEN proxy card to hold Messrs. Crowley and Kishbauch accountable for years of poor performance and egregious governance actions and for failing to hold CEO Baker accountable for his shortcomings**

	Peter Crowley (Chairman & Chair of Compensation Committee)	Michael Kishbauch (Chair of Nominating & Governance Committee & Member of Compensation Committee)	Mark Baker (CEO & Director)
Radiopharmaceutical Experience Pre-Progenics	No	No	No
Pharmaceutical Operating Experience Pre-Progenics	No		No
SEC Issues / Settlement of Fraud Accusations / Whistleblower Lawsuit Related to Misleading Stockholders	Yes	Yes	Yes
PGNX Stock Ownership (Excl. Options) and Public Company Board Experience Pre-Progenics	No	No	No
Successful Track Record as Director in Pharma Industry	No	No	No

Source: SEC filings, https://www.courtlistener.com/docket/6146026/orapharma-inc-ipo-v-orapharma-inc/ and http://www.americanlawyer-digital.com/americanlawyer-ipauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Clarifying Settlement Interactions

- **The Board notes Velan's "demands" relative to its "enhanced offers" but:**

  — The Board does not appear to care about accountability, as none of its counter-proposals contemplated the removal of ANY directors

  - **Velan believes that director accountability is the hallmark of good governance**

  — Each of Velan's offers constituted material movement in proposed board composition

  - Conversely, the Board has held steadfast to the notion that the Company's shortcomings and poor performance under the incumbent Board will be satisfied by marginal and insufficient changes

  - This is emblematic of the Board's approach to running the Company – put a bandage on a problem without truly fixing the issue

Velan's <u>strong</u> preference has been to reach a constructive resolution with the Board that reflects <u>real</u> and <u>necessary</u> change

In Velan's view, <u>director accountability and stockholder alignment are needed</u> in order to improve the Company's operations and stock performance. Window dressing is NOT acceptable

Source: Company filings.

Vote the <u>GREEN</u> Proxy Card to Fight…

- **Dismal stock price performance**

- **Entrenchment-minded governance actions designed to disenfranchise stockholders**

- **Unnecessary dilution without stockholder representation**

- **Lack of proper Board oversight, including the appointment and tolerance of an underqualified management team**

- **Operational blunders + minimal progress and transparency**

> **Vote AGAINST Messrs. Crowley and Kishbauch Given the Lack of Accountability and Stockholder Alignment, and Egregious Corporate Governance Practices**
>
> **Vote AGAINST the Compensation Proposal Given the Persistent Underperformance and Misalignment with Stockholders**

Appendix

What the Board Does Not Want Stockholders to Focus On: Key Materials from Velan's Prior Presentation on Progenics

Progenics' Board: An Ugly Report Card

	Peter Crowley (Chairman & Chair of Compensation Committee)	Michael Kishbauch (Chair of Nominating & Governance Committee & Member of Compensation Committee)	Mark Baker (CEO & Director)
Board Tenure	10+ years	5+ years	~10 years
Total Stockholder Return (TSR) During Board Tenure[1]	**~(45%)**	**~(30%)**	**~(25)%**
Lives Saved During First 10 Years of Mr. Crowley's Tenure	0	0	0
Losses Accumulated	**~($330mm) since 12/31/08**	**~($170mm) since 09/30/13**	**~($480mm) since 06/30/05**
PGNX Stock Ownership[2]	**0%**	**0%**	**0.2%**
Compensation Awarded During Tenure at Progenics	~$3mm	~$1mm	~$20mm

Messrs. Crowley & Kishbauch have failed Progenics stockholders and patients for far too long. Board change is required to hold CEO Mark Baker accountable

Source: FactSet, Company filings and press releases as of June 14, 2019.
(1) TSR from date appointed to the Board through the close of business on June 14, 2019.
(2) Excludes shares underlying exercisable options.

Rewarding Perpetual Underperformance

Performance Metric	Recent Events	Board's Assessment of Performance Goals in 2017 & 2018	Velan's Commentary
Commercial	▪ AZEDRA PDUFA extended and subsequently approved in July 2018 ▪ First patient dosed in June 2019 despite being "commercialization ready" in 2017 ▪ Minimal disclosure regarding launch delay	133% / 80%	▪ AZEDRA is a highly valuable asset with potential to fill an unmet need for cancer patients ▪ We cannot identify a similar launch where it took more than TEN MONTHS from approval to patient dosing ▪ Each day before launch is a day of exclusivity lost
Clinical Advancement	▪ 1404 Phase 3 failure ▪ MIP-1095 clinical advancement to Phase 2 only after watching Endocyte's success	100% / 100%	▪ Starting development on an asset only after another one fails is not acceptable ▪ Board should allocate resources to proper clinical assets from the outset
Business Development	▪ Licensed European PyL collaboration for no upfront payment	50% / 75%	▪ Divestitures for no upfront payment shows, in our view, a lack of commercial savvy or judgment
Financing & Expenses	▪ Exceeded 2018 SG&A budget ▪ Raised costly equity capital and subsequently filed shelf after share price declines	150% / 125%	▪ Raising capital to cover cost overruns is only good for management paychecks ▪ Such actions, including setting a cash balance goal, are fundamentally contradictory to stockholder interests in these circumstances

The Board should not be assessing management based on flawed goals and metrics – their achievements to date are thoroughly unsatisfactory

Source: Company filings and press releases.

Minimal Board Alignment & Ownership

- **Collectively, the non-executive directors own approximately 0.06% of Progenics common stock[1]**

- **Together, Messrs. Crowley and Kishbauch own ZERO shares of Progenics common stock[1]**
  - In 2018, Messrs. Crowley and Kishbauch earned $452,750 and $237,159, respectively
  - Meanwhile, PGNX's stock price declined 29% during 2018

- **Regardless of total stockholder returns, the Board is still heavily compensated; heads they win, tails we lose...**

	Share Ownership Incl. Options		Share Ownership Excl. Options
Peter J. Crowley	460,000	ONLY OPTIONS	0
Michael D. Kishbauch	160,342		0
Mark R. Baker	1,554,930	~90% OPTIONS	161,140
Velan Group	8,062,200	TRUE ALIGNMENT	8,062,200

Each $1.00 decline in stock price results in Messrs. Crowley and Kishbauch losing ZERO dollars, representing a severe misalignment of interests with Progenics stockholders

Source: Company filings.
(1) Share ownership excludes shares underlying exercisable options.

AZEDRA: Comparison to Similar Products

- **Progenics received approval for AZEDRA in July 2018 and dosed its first patient in June 2019**

- **We could not find <u>ONE</u> other launch that took more than TEN MONTHS to dose a patient**

- **With no Orange Book patents, each day AZEDRA was delayed was a day lost of its FDA orphan drug exclusivity**

COMPARISON OF PRODUCT LAUNCHES – ANTINEOPLASTIC RADIOPHARMACEUTICALS

	Xofigo radium Ra 223 dichloride INJECTION	**Advanced Accelerator Applications LUTATHERA** (lutetium Lu 177 dotatate) injection, for intravenous use	**AZEDRA** iobenguane I 131 solution for intravenous use
Indication	Castration-Resistant Prostate Cancer	Select Neuroendocrine Tumors	Select Neuroendocrine Tumors
Approval Date	May 2013	January 2018	July 2018
First Patient Dosed	**Same Quarter as Approval**	**Same Quarter as Approval**	**Ten Months Post-Approval**
Net Sales in First Year	$55 million (appx. six months)	$167 million	N/A; No Guidance Provided

How is AZEDRA's launch "proceeding as expected" and how can Progenics management or the Board be "pleased" with its progress?

Source: Company filings, press releases, Q1 2019 earnings transcript and FDA Orange Book.
Note: Lutathera net sales reflects global performance as Novartis does not break out U.S. net sales; in 2018, Lutathera U.S. had 1,400+ new patients and 100+ centers actively prescribing.

MIP-1095: Blind But Now I See

- **In the six years since acquiring MIP-1095, arguably its most valuable asset, we believe the Board has shown continual neglect and a lack of urgency**

STANDING STILL AND WATCHING THE COMPETITION PASS BY

- **It appears to have taken the foresight of Endocyte and its acquisition by Novartis for the Progenics Board to realize the intrinsic value of MIP-1095 and begin Phase 2 development efforts**

- **Endocyte licensed PSMA-617 and approximately one year later was acquired by Novartis for ~ 17x return**

- **Only then did Progenics finally begin a Phase 2 program for MIP-1095 while suing Endocyte for IP infringement**

  — Lawsuits (even if successful) are unlikely to fully make up for value and time lost

LACK OF CLINICAL PROGRESS & TRANSPARENCY

- **To this day, the clinical data referenced in the Company's corporate presentation is from subjects treated between 2011 and 2013**

- **The Company stated an intent to begin a Phase 2 study in October 2018 (the trial initiated in Q2 2019)**

  — Did not disclose what was discussed with FDA or results of Phase 1 study initiated in 2017

  — Many questions remain open, especially related to trial design (e.g., FDA feedback, monotherapy arm options)

Under the oversight of the Board led by Chairman Crowley, the Company has lost years worth of time – we fear that without meaningful change and accountability, these delays may continue

---

Source: Company filings and press releases.

Persistent & Unnecessary Dilution

- **Since Chairman Crowley's reign began in 2009, Progenics has completed equity financings raising more than $200 million, which currently represents over 50% of the Company's fully-diluted equity value**
  - In 2018 alone, ~$100 million of dilutive equity was raised

- **Furthermore, in June 2019, the Board elected to pay its AZEDRA milestone in stock (vs. option to pay cash)**
  - The Board issued 1.63 million shares of Progenics common stock at approximately $4.20 per share

- **Stockholders had been waiting TEN MONTHS for an AZEDRA patient to be dosed, and when it happened, the Board harmed stockholders by choosing further dilution**
  - The Board chose to issue dilutive equity rather than use its ample balance sheet cash reserves of ~$110 million

- **The Board's election to further dilute stockholders signifies two alarming issues to us:**
  - The Board may not believe in the long-term potential of Progenics
  - The directors do not own a material amount of Progenics stock, so dilution is not consequential to them[1]

- **Unfortunately, the Board and management have another glaringly misaligned reason to issue stock:**
  - In 2018, Messrs. Crowley and Kishbauch set a year-end cash balance goal, and we suspect they did so again for 2019 corporate goals
  - Setting this goal without requiring the cash to come from operational improvement incentivizes management to achieve milestones in the form of dilutive stock issuances (and deprioritizes growth investments)

- **By further diluting stockholders, the Board actually provided management with higher bonuses than would otherwise have been paid**

> ## We believe an aligned Board is urgently needed to drive stockholder value at Progenics

Source: SEC filings and FactSet as of June 14, 2019.
(1) Share ownership excludes shares underlying exercisable options.